UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form N-CSR                                                      ☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K       ☑Form 10-Q      ☐ Form N-SAR

For Period Ended:                                                                        September 30, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
                                                                 McDermott International Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)                                                                                                           777 N. Eldridge Pkwy.

City, State and Zip Code                                                                Houston, Texas 77079

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☑

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We experienced unanticipated technical difficulties with the interactive data files we were trying to file as an exhibit to our Form 10-Q for the quarter ended September 30, 2009 (“Form 10-Q”).  Because of the timing and the unexpected difficulties, we were unable to modify our Form 10-Q in time to comply with the temporary hardship exemption provided by Rule 201 of Regulation S-T.  We were able to resolve the technical issue and file the Form 10-Q in the evening of November 9, 2009, after the 5:30 EST deadline.

PART IV
OTHER INFORMATION

(1)	Name and telephone of person to contact in regard to this notification.

Michael S. Taff
Senior Vice President and Chief Financial Officer 281-870-5470

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the resgistrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☑   Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                          ☑   Yes        ☐ No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 For the quarter ended September 30, 2009, we reported net income of $118.1 million, as compared to net income of $85.6 million in the corresponding period of 2008. We incorporate by reference the information appearing under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Three Months Ended September 2009 vs. three Months Ended September 2008" in the Form 10-Q.

McDermott International, Inc.

(Name of Registrant as Specified in Charter)

        has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                        Date:  November 10, 2009                                                                                                By:/s/ Michael S. Taff
                                   Name:  Michael S. Taff
                                   Title:  Senior Vice President and
                                              Chief Financial Officer